

September 30, 2022

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Re: EOG Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-09743

Dear Mr. Driggers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation